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ON

SEC Mail Processing Section

MAR 01 2017

Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68831

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FOG Equities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 845
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Bloom, CEO — 212-715-8753
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 West Jackson Blvd, #2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Bloom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOG Equities LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public 2/27/17

OFFICIAL SEAL
NATHANIEL S JONES
Notary Public - State of Illinois
My Commission Expires Jul 29, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOG Equities, LLC

Notes to Financial Statement

December 31, 2016

Table of Contents

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Fog Equities, LLC

We have audited the accompanying statement of financial condition of Fog Equities, LLC (the "Company") as of December 31, 2016 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Fog Equities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2017

Fog Equities, LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	23,773
Deposit with clearing broker		100,000
Commissions receivable, net of $21,242 allowance		182,076
Prepaid expenses and other assets		41,740
Total Assets	$	347,589

Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	73,730
Due from clearing broker		74,050
Commissions payable		2,439
Due to affiliate		12,030
Total Liabilities	$	162,249
Members' Equity		185,340
Total Liabilities and Members' Equity	$	347,589

See accompanying notes.

FOG Equities, LLC

Notes to Financial Statement

December 31, 2016

1. Organization

Fog Equities, LLC (the "Company") was formed as a limited liability company on December 2, 2010. The Company is registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and became a principal on the Chicago Stock Exchange as of June 27, 2011. On June 10, 2013, the company became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is that of a securities broker-dealer providing services to institutional customers.

2. Significant Accounting Policies

Basis of Accounting
The financial Statements have been prepared on the accrual basis in accordance with Accounting Principles generally accepted in the United States.

Accounts Receivable
The Company's receivables are due from various broker dealers under contractual agreements. Management reviews accounts receivable based on an analysis of each customer and establishes an allowance where collectability of all or part of a receivable becomes impaired.

Commission Revenue
Commissions are recorded on a trade date basis as securities transactions occur.

Exchange Rebates
Rebates are earned on trade volume executed on the Chicago Stock Exchange and are earned on a trade date basis.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examinations by major tax jurisdictions for years before 2013.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's net capital was $21,822 which exceeded the requirement by $10,960.

4. Risk Concentration

The Company's cash consists of cash held at a financial institution where it may, at times, exceed government insurance limits during the year. At December 31, 2016 the Company had no uninsured cash balance.

5. Deposit with Clearing Organization

The Company's clearing organization, Wedbush Securities Incorporated, requires that it maintain at least $100,000 in deposits.

6. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

7. Occupancy

Occupancy expenses are for costs related to maintaining trading position on the floor of the Chicago Stock Exchange.

8. Related Party Transactions

On October 1, 2016, the Company revised their 'expense sharing agreement' with Casey Securities, LLC ("Securities"), a company under common control, in which Securities provides administrative support in exchange for a monthly fee of $1,000. During the year ended December 31, 2016, the Company expensed $12,000 under the expense sharing agreement. At December 31, 2016, the Company owed approximately $12,000 to Securities.

The Company provides execution services for New Albion Partners, LLC (NAP), a company under common control. During the year ended December 31, 2016, the Company earned fees of $9,354, of which $7,235 was received from NAP. At December 31, 2016, the Company was due $2,119 from NAP, which is included in commissions receivable on the Statement of Financial Condition.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

9. Contingency

Currently, as a result of a legal settlement regarding outstanding liability due to a broker dealer, there is $20,000 owed to them, which is included in Due to clearing broker on the Statement of Financial Condition.

10. Subsequent Events

The Company has evaluated subsequent events through February 27, 2017, the date which the financial statements were issued, noting no material events requiring disclosure except as noted below.

During the month of January, the company had contributions totaling $30,000.

During the month of January, the Company was acquired by FCF Group Intermediate Holdings LLC ("FCF") from Securities. The Company is now wholly owned by FCF.

Fog Equities, LLC
(SEC ID No. 8-68831)

Annual Audit Report

December 31, 2016

PUBLIC DOCUMENT

OATH OR AFFIRMATION

I, Jonathan Bloom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOG Equities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public 2/27/17

OFFICIAL SEAL
NATHANIEL S JONES
Notary Public - State of Illinois
My Commission Expires Jul 29, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2017
Washington DC
416

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FOG Equities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 845
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Bloom, CEO 212-715-8753
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 West Jackson Blvd, #2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

FOG Equities, LLC

Notes to Financial Statement

December 31, 2016

Table of Contents

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Fog Equities, LLC

We have audited the accompanying statement of financial condition of Fog Equities, LLC (the "Company") as of December 31, 2016 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Fog Equities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2017

Fog Equities, LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	23,773
Deposit with clearing broker		100,000
Commissions receivable, net of $21,242 allowance		182,076
Prepaid expenses and other assets		41,740
Total Assets	$	347,589

Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	73,730
Due from clearing broker		74,050
Commissions payable		2,439
Due to affiliate		12,030
Total Liabilities	$	162,249
Members' Equity		185,340
Total Liabilities and Members' Equity	$	347,589

See accompanying notes.

FOG Equities, LLC

Notes to Financial Statement

December 31, 2016

1. Organization

Fog Equities, LLC (the "Company") was formed as a limited liability company on December 2, 2010. The Company is registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and became a principal on the Chicago Stock Exchange as of June 27, 2011. On June 10, 2013, the company became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is that of a securities broker-dealer providing services to institutional customers.

2. Significant Accounting Policies

Basis of Accounting
The financial Statements have been prepared on the accrual basis in accordance with Accounting Principles generally accepted in the United States.

Accounts Receivable
The Company's receivables are due from various broker dealers under contractual agreements. Management reviews accounts receivable based on an analysis of each customer and establishes an allowance where collectability of all or part of a receivable becomes impaired.

Commission Revenue
Commissions are recorded on a trade date basis as securities transactions occur.

Exchange Rebates
Rebates are earned on trade volume executed on the Chicago Stock Exchange and are earned on a trade date basis.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examinations by major tax jurisdictions for years before 2013.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's net capital was $21,822 which exceeded the requirement by $10,960.

4. Risk Concentration

The Company's cash consists of cash held at a financial institution where it may, at times, exceed government insurance limits during the year. At December 31, 2016 the Company had no uninsured cash balance.

5. Deposit with Clearing Organization

The Company's clearing organization, Wedbush Securities Incorporated, requires that it maintain at least $100,000 in deposits.

6. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

7. Occupancy

Occupancy expenses are for costs related to maintaining trading position on the floor of the Chicago Stock Exchange.

8. Related Party Transactions

On October 1, 2016, the Company revised their 'expense sharing agreement' with Casey Securities, LLC ("Securities"), a company under common control, in which Securities provides administrative support in exchange for a monthly fee of $1,000. During the year ended December 31, 2016, the Company expensed $12,000 under the expense sharing agreement. At December 31, 2016, the Company owed approximately $12,000 to Securities.

The Company provides execution services for New Albion Partners, LLC (NAP), a company under common control. During the year ended December 31, 2016, the Company earned fees of $9,354, of which $7,235 was received from NAP. At December 31, 2016, the Company was due $2,119 from NAP, which is included in commissions receivable on the Statement of Financial Condition.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

9. Contingency

Currently, as a result of a legal settlement regarding outstanding liability due to a broker dealer, there is $20,000 owed to them, which is included in Due to clearing broker on the Statement of Financial Condition.

10. Subsequent Events

The Company has evaluated subsequent events through February 27, 2017, the date which the financial statements were issued, noting no material events requiring disclosure except as noted below.

During the month of January, the company had contributions totaling $30,000.

During the month of January, the Company was acquired by FCF Group Intermediate Holdings LLC ("FCF") from Securities. The Company is now wholly owned by FCF.

Fog Equities, LLC
(SEC ID No. 8-68831)

Annual Audit Report

December 31, 2016

PUBLIC DOCUMENT